

June 22, 2016

Mail Stop 4631

<u>Via E-mail</u>
Paulo Rogério Caffarelli
Principal Financial Officer
National Steel Company
Av. Brigadeiro Faria Lima, 3,400 – 20th floor
04538-132, São Paulo-SP, Brazil

> **Re: National Steel Company**
> **Form 20-F for Fiscal Year Ended December 31, 2015**
> **Filed May 16, 2016**
> **Response Letter Dated May 6, 2016**
> **File No. 1-14732**

Dear Mr. Caffarelli:

We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2015

Operating and Financial Review and Prospects, page 74

Critical Accounting Estimates, page 82

Deferred Tax Assets, page 84

1. We note the disclosures you have provided in Note 15.b. regarding the realizability of your deferred tax assets. Please provide a more detailed description of the positive and negative evidence you considered in making your determination of realizability of these assets and how that evidence was weighted.

For example, describe the nature of the underlying deferred tax assets that were reduced in accordance with IAS 12.56 and explain how you determined that those remaining balances will be utilized. If you are relying on the reversal of your deferred tax liabilities, please disclose as such and confirm that the deferred tax liabilities will reverse in the same period, are for the same jurisdiction, and are of the same character as the temporary differences giving rise to the deferred tax assets. If you are relying on the recognition of future pre-tax income, please disclose the amount of pre-tax income that you need to generate to realize the deferred tax assets. If you are relying on tax planning strategies, please disclose the nature of your tax planning strategies, how each strategy supports the realization of deferred tax assets, and any uncertainties, risks, or assumptions related to these tax-planning strategies. Refer to Section 501.14 of the Financial Reporting Codification for guidance.

Results of Operations, page 86

Income Taxes, page 92

2.   You indicate that your effective tax rate was positively impacted by an R$829,265 benefit related to results of subsidiaries taxed at different rates or not taxed. We note that for 2014 this benefit was only R$1,772. Please expand your disclosures to discuss the underlying factors that contributed to this change so that readers can understand this variance and assess any continuing impact of subsidiaries taxed at different rates or not taxed. To the extent material factors in your foreign operations include changes in your jurisdictional mix of income that may be impacting your effective tax rate, explain the changes and factors.

3.   You indicate your effective tax rate was negatively impacted by an R$177 million adjustment related to tax loss and negative basis for which the tax credit was not recorded and a negative impact of R$1,143 million related to tax credits not recorded in the year. Please expand your disclosures to provide the underlying facts and circumstances that led to these adjustments so that readers can fully understand the nature of these items.

Financial Statements

Statements of Income, page F-3

4.   We note that R$358,008 of your $1,615,951 profit for the year ended December 31, 2015 was allocated to non-controlling interests. Please provide the disclosures required by IFRS 12.12, and discuss the underlying reasons for changes in the profit or loss allocated to non-controlling interests.

Statements of Changes in Stockholders' Equity, page F-6

5.   Please explain to us the nature of the R$674,354 non-controlling interests' earnings reserve adjustment recognized in your Consolidated Statement of Changes in Shareholder's Equity.

Note 2- Summary of Significant Accounting Policies, page F-8

2.a.a) Restatement of accounting balances, page F-23

6.   Please explain the difference in the reclassification amounts you made on your balance sheet to those made on your statements of cash flows for 2014 and 2013.

2.n) Concessions, page F-16

7.   We have read your response to prior comment 1 from our letter to you dated February 8, 2016. As previously requested, please quantify the amount of your assets which are subject to reversion to the grantor.

2.r) Income tax and social contribution, page F-17

8.   We note that you have revised your accounting for the calculation of current and deferred income taxes to no longer base those amounts on substantially enacted laws. With reference to IAS 12.46 please explain this apparent change in your accounting.

9.   We note that you have revised your accounting for your annual review of your deferred income tax and social contribution assets such that, rather than recognizing a loss when the realization of these assets is no longer probable, you now provide a provision when their realization is not likely in less than 10 years. With reference to IAS 12.56, please address the appropriateness of this apparent change in your accounting. Also, explain if this apparent change in your accounting impacted how and when you recognized a loss on these assets.

Note 3- Business Combinations – Acquisition of control of Nacional Minerios (Namisa), page F-25

3.3b.1 Fair value of the assets and liabilities acquired, page F-29

10.   Please explain the nature of the R$7,870,627 fair value allocated to the line item ROM and port advance – Congonhas and the appropriateness of allocating a portion of the purchase price to this line item. We note that the explanation on page FS-30 indicates that this asset is related to an agreement between Namisa and Congonhas. Further, we note that Namisa's financial statements indicate that this line item reflects advances to CSN for the purchase of raw material and port services. It is unclear why this receivable is not eliminated upon CSN's acquisition of Namisa.

11.   Please explain why the entire balance of Namisa's R$1,156,800 dividends proposed liability has been reflected in the purchase price allocation. In this regard, we note from Namisa's financial statements that R$694,000 of those dividends relate to payments due to CSN.

3.4 Effects reflected in CSN parent company – Transaction between partners recorded in equity, page F-30

12.   We note that as indicated on F-38, the fair value of the 12.48% change in CSN's shareholding in Congonhas Minerios was R$2,619. Please explain the apparent disparity of this fair value in light of CSN's R$2727 payment for 4.16% of Congonhas Minerios shares held by the Consortium.

9.c Rollforward of investment balances in joint ventures, associates and other investments, page F-35

13.   With reference to the items you refer to in Note (1) and (4), please explain how you determined Namisa's R$10,160,981 investment balance and why that amount was not used in the determination of the gain on your 60% interest in Namisa as presented in Note 3.

Note 15- Income Tax and Social Contribution, page F-57

14.   We note that you have reflected an R$632,030 adjustment related to the fair value on Namisa stake of 60% as part of your rate reconciliation on page F-58. Please explain why this adjustment is not reflected in deferred tax liability movements on page F-59. In this regard, also explain why the R$317,041 deferred tax liability movement related to the fair value adjustment of the mining business combination reflected on page F-59 does not appear to impact your rate reconciliation.

15.   On page F-59, you indicate in the (*) footnote to your tabular presentation of movements in your deferred tax assets and liabilities that you tax foreign exchange differences on a cash basis to calculate income tax and social contribution. We have the following comments regarding this disclosure:

- Please explain what you mean by this statement in light of the fact that we see no adjustment related to foreign exchange differences in your rate reconciliation on page F-58; and

- Please explain how you determined the R$1,416,919 profit or loss movement and how that amount relates to exchange differences, net reflected in your financial statements.

16.   We note from your disclosures that your study indicated probable future taxable income to compensate the deferred income tax and social contribution balances recognized until June 30, 2015, and your Board of Directors agreed to not record the deferred income tax and social contribution as from the 3rd quarter of 2015. Please address the following comments:

- Explain the nature of your R$1,143,365 deferred taxes on temporary differences – non computed adjustment in your rate reconciliation on page F-58, as well as your R$1,133,091 deferred taxes non computed movement in your tabular presentation on page F-59. In this regard, if these amounts relate to the application of IAS12.56 and your determination that it is no longer probable that sufficient taxable profit will be available to allow the benefit of a portion of your deferred tax assets to be utilized, revise your disclosure to clarify;

- Explain what you mean by your statement "If the tax credit for the second quarter was constituted, the amount would be R$1.09 billion;" and

- In light of your statement that you did not recognize deferred income tax and social contributions as from the 3rd quarter of 2015, provide the disclosures required by IAS 12.81f.

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3355 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and Construction